SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received from B3 – Brasil, Bolsa, Balcão, Official Letter 1679/2021-SLS, transcribed below, requesting clarification regarding atypical fluctuations with the securities issued by the Company.

Transcript of Letter B3 1679/2021-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Mrs. Elvira Baracuhy Cavalcanti Presta

Investor Relations Officer

Ref.: Request for clarification on on atypical fluctuations

Dear Sirs,

In view of the last fluctuations registered with the securities issued by this company, the number of trades and the quantity traded, as below, we request that you be informed, until 12/16/2021, if there is any fact known to you. that can justify them.

Common Shares
Prices (BRL/share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
12/02/2021	33.14	32.90	34.80	34.34	34.50	5.34	19,113	4,693,200	161,157,190.00
12/03/2021	34.50	34.36	35.50	34.94	35.39	2.57	18,048	5,853,900	204,550,312.00
12/06/2021	35.68	35.54	36.73	36.12	35.68	0.81	28,395	5,694,400	205,674,241.00
12/07/2021	36.27	34.80	36.27	35.26	35.14	-1.51	12,434	3,612,900	127,402,740.00
12/08/2021	35.38	35.06	36.88	35.80	35.44	0.85	25,221	6,709,200	240,218,720.00
12/09/2021	34.95	34.26	35.37	34.54	34.30	-3.21	14,031	3,856,300	133,180,962.00
12/12/2021	34.81	34.61	35.47	35.12	35.40	3.20	12,150	2,506,300	88,028,165.00
12/13/2021	35.62	35.42	36.60	36.18	36.00	1.69	13,941	3,432,900	124,208,102.00
12/14/2021	36.40	33.47	36.59	34.50	34.52	-4.11	39,686	11,591,300	399,935,427.00
12/15/2021*	33.00	29.90	33.05	30.90	31.37	-9.12	29,811	13,198,100	407,846,965.00

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Preferred B Shares
Prices (BRL/share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
12/02/2021	32.49	32.28	34.15	33.67	33.68	5.11	15,254	3,507,000	118,098,099.00
12/03/2021	33.83	33.74	35.01	34.25	34.40	2.13	19,538	5,169,800	177,061,307.00
12/06/2021	34.86	34.69	35.76	35.29	34.88	1.39	19,887	3,689,200	130,173,898.00
12/07/2021	35.50	34.22	35.59	34.69	34.55	-0.94	7,959	2,200,600	76,331,502.00
12/08/2021	34.93	34.20	36.25	35.04	34.48	-0.20	17,882	4,071,400	142,647,403.00
12/09/2021	34.02	33.55	34.47	33.83	33.61	-2.52	9,287	2,232,800	75,540,066.00
12/10/2021	34.28	34.08	34.92	34.58	34.72	3.30	9,792	2,190,500	75,749,223.00
12/13/2021	34.91	34.77	36.27	35.75	35.43	2.04	15,326	3,795,300	135,687,153.00
12/14/2021	36.04	32.90	36.16	34.01	34.00	-4.03	30,342	7,509,400	255,379,777.00
12/15/2021*	34.02	29.96	34.08	31.00	31.14	-8.41	22,442	7,058,300	218,835,962.00

*Updated until 11h25 am

In response to the demand, Eletrobras clarifies that its privatization process comprises several stages, as already widely disclosed by the Company. At each step carried out, it is normal for there to be fluctuations in the movement of securities, without any control or interference by the Company.

Specifically, yesterday, a meeting of the Federal Court of Accounts ("TCU") was held to analyze the first part of the privatization process (No. 008.845/2018-2) of Eletrobras, referring to the granting of new concessions, an event already provided for in the schedule disclosed by the Company in the presentations referring to the conference calls held on August 12, 2021 and November 17, 2021, for the disclosure, respectively, of the results for the 2nd quarter of 2021 and 3rd quarter of 2021, presentations that were duly published and filed with CVM and B3, through the EmpresasNet system.

At the meeting held yesterday, the TCU authorized the continuation of studies related to privatization, making the signing of contracts for the granting of new concessions subject to the appreciation of the merits by the Plenary.

However, the analysis of the merits of the new grants was not carried out, at yesterday's meeting, due to a request for a review made by Minister Vital do Rego. The signaling of the request for a view was made by the Minister, shortly after the beginning of the session, which is publicly transmitted, which may have generated a variation in the value of the Company's shares.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Additionally, the Company clarifies that it does not have management and control over the dates and agendas of TCU meetings. However, considering that the TCU agenda and meeting are public and that the Company had already informed in its presentations that this would be a stage in the capitalization schedule, the market was duly informed.

Rio de Janeiro, December 16, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.